Exhibit 10.1

SEPARATION AND TRANSITION SERVICES AGREEMENT

THIS SEPARATION AND TRANSITION SERVICES AGREEMENT (the “Agreement”) is made and entered into by and between John B. Wynne, Jr. (“Wynne”) and Arbinet Corporation (“Arbinet”) (collectively, the “Parties”).

WHEREAS, Wynne’s employment with Arbinet is hereby terminated, without cause, effective November 15, 2009;

WHEREAS, Arbinet desires that Wynne provide Arbinet certain Transition Services as hereinafter described; and

WHEREAS, Arbinet has offered Wynne valuable consideration over and above Wynne’s normal benefits on termination in exchange for Wynne entering into this Agreement.

NOW THEREFORE, in consideration of the mutual promises contained herein, it is agreed as follows:

1.           The Parties acknowledge and agree that Wynne’s employment with Arbinet is hereby terminated, without cause, effective November 15, 2009 (the “Termination Date”).  Wynne shall remain as Chief Financial Officer of Arbinet until the Termination Date or until a successor is appointed, whichever is earlier.  Wynne acknowledges and agrees that Arbinet has no obligation to re-employ Wynne at any time in the future and, if Wynne should seek employment with Arbinet at some future date, that Arbinet may choose to decline Wynne’s request for future employment, without consequence to Arbinet.

2.           (a)           On the Termination Date, in accordance with his employment letter dated October 16, 2006 and as amended on April 23, 2008 (the “Employment Letter”), Arbinet shall pay Wynne severance pay in a lump sum payment, less applicable deductions and withholdings, of $300,000, which is comprised of (i) 12 months base salary at a rate of $275,000 and (ii) reimbursement for COBRA payments for a period of one year plus an amount equal to potential employer contributions to Arbinet’s retirement plan for one year, which amount cannot exceed $25,000.  In addition, on the Termination Date, Arbinet will pay to Wynne (1) the salary which would otherwise be payable to Wynne under the Employment Letter from the date hereof through the Termination Date but which has not been paid as of the Termination Date, less applicable deductions and withholding; (2) any accrued but unused vacation pay as of the Termination Date, less applicable deductions and withholdings; and (3) reimbursement of reasonable business expenses incurred by Wynne prior to the Termination Date, to be paid in accordance with Arbinet’s policy for reimbursement of employee business expenses.

(b)           On the earlier of March 31, 2010 or the date that bonus awards are paid to the other senior executive officers of Arbinet under the 2009 Short-Term Cash Incentive Bonus Plan (the “Bonus Plan”), Arbinet shall pay Wynne as severance pay, in a lump sum payment less applicable deductions and withholdings, an amount equal to (i) 91.66 percent (91.66%) of Wynne’s target bonus under the Bonus Plan (the “Target”), based on Arbinet’s achievement of the corporate performance metrics for the Bonus Plan (the “Objectives”), as determined by the Board of Directors of Arbinet (the “Board”) or the Compensation Committee of the Board of Directors of Arbinet (the “Compensation Committee”), or (ii) in the event the Board or the Compensation Committee exercises its discretion under the Bonus Plan and awards to the other senior executive officers of Arbinet other than the President and Chief Executive Officer (the “Executive Officers”) bonus awards based on such discretion and not entirely on a mathematical calculation of achievement of the Objectives, 91.66 (91.66%) percent of  the Target times the average percentage of the target bonuses awarded to the Executive Officers.

(c)           On the Effective Date (as hereinafter defined), Arbinet shall grant, pursuant to a Restricted Stock Award Agreement (the “September 2009 Restricted Stock Agreement”), Wynne 17,500 shares of restricted common stock of Arbinet (the “Shares”) under the 2004 Stock Incentive Plan, as amended (the “2004 Plan”), which Shares shall fully vest on the Termination Date, in consideration for the acknowledgement and agreement by Wynne that he hereby irrevocably and unconditionally waives any and all rights, claims or causes of action of any nature whatsoever that he has, had, may have or may have had to claim that (i) a “Change in Control” under the 2004 Plan, the Equity Agreements (as hereinafter defined) and/or the Employment Letter has occurred prior to the date hereof because of a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (1) have been Board members continuously since the beginning of such period or (2) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (1) who were still in office at the time the Board approved such election or nomination (the “Board Change in Control Provision”) and (ii) a “Change in Control” under the 2004 Plan, the Equity Agreements and/or the Employment Letter has occurred from the period beginning on the date hereof and ending on March 31, 2010 because of the Board Change in Control Provision (subsections (i) and (ii) together shall hereinafter be referred to as the “Equity Awards Claim”).

(d)           Subsequent to the Termination Date, Arbinet acknowledges and agrees that it will engage Wynne as a consultant through March 31, 2010 (the “Transition Period”).  Wynne’s services in his capacity as a consultant will be limited to advice with respect to historical accounting and financial reporting activities (the “Transition Services”) as assigned by the President and Chief Executive Officer.  The Parties acknowledge and agree that as full and adequate compensation for the Transition Services, Arbinet shall pay Wynne at the rate of $5,000 per month for Transition Services performed by Wynne at Arbinet’s request (“Transition Compensation”).  In the event Wynne is assigned to spend more than 15 hours per month on the Transition Services, Arbinet shall compensate Wynne at the rate of $350 per hour for the additional hours over 15 hours.  The Transition Compensation and the assigned time shall be prorated for the month of November 2009.  Arbinet shall not exercise general supervision or control over the time, place or manner in which Wynne provides Transition Services hereunder and, in performing Transition Services pursuant to this Agreement, Wynne shall be acting and shall act at all times as an independent contractor only and not as an employee, agent, partner or joint venture of or with Arbinet.  Wynne acknowledges that he is solely responsible for the payment of all Federal, state, local and foreign taxes that are required by applicable laws or regulations to be paid with respect to the Transition Compensation. During the Transition Period, all Equity Awards (as hereinafter defined) shall continue to vest per the terms of the applicable Equity Agreements.  Additionally, Wynne acknowledges and agrees that any and all rights or remedies he has, had, may have or may have had with respect to any unvested Equity Awards are terminated as of the end of the Transition Period.  Arbinet shall reimburse Wynne for all reasonable expenses incurred by him in performing services during the Transition Period, all such reimbursements to be made in accordance with Arbinet’s policies and procedures for its senior executive officers, as in effect from time to time.  Wynne may be asked to execute Arbinet’s AGREEMENT TO PROTECT ARBINET’S CONFIDENTIAL INFORMATION, INTELLECTUAL PROPERTY AND BUSINESS RELATIONSHIPS for the pendency of the Transition Period.

3.           Arbinet shall become obligated to pay the severance pay set forth in Paragraphs 2(a) and 2(b), grant the Shares pursuant to Paragraph 2(c) and engage Wynne as a consultant pursuant to Paragraph 2(d), only if Wynne has not revoked this Agreement during the seven-day revocation period referenced in Paragraph 14 below.  In the event Wynne revokes this Agreement, all Equity Awards shall cease vesting on the Termination Date.

4.           As a material inducement to Arbinet to enter into this Agreement and in consideration of Arbinet’s promise to severance pay set forth in Paragraph 2(b), the grant of the Shares pursuant to Paragraph 2(c) and the continued vesting of Equity Awards pursuant to Paragraph 2(d) above, Wynne, on behalf of himself, his heirs, executors, administrators and assigns, hereby irrevocably and unconditionally releases Arbinet and all its parent companies, subsidiaries, affiliates and related entities, together with all of its and their current, former and future employees, directors, partners, members, shareholders, officers, agents, attorneys, representatives, insurers, predecessors, successors, assigns, and the like, and all persons acting by, through, under or in concert with any of them (collectively, the “Releasees”) from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages or causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys’ fees and costs incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, arising on or before the date Wynne signs this Agreement, including, but not limited to, any claims arising out of or related to his employment with Arbinet, the ending of that employment and the Equity Awards Claim, as well as rights under federal, state or local laws prohibiting any form of discrimination, including without limitation, discrimination on the basis of age, as prohibited by the Age Discrimination in Employment Act.  Wynne further agrees to waive irrevocably any right to recover under any claim that may be filed on his behalf by the EEOC or any other federal, state or local government entity, relating to his employment with Arbinet or the ending of that employment.

5.           Wynne represents and warrants that he has not filed any complaints or charges or lawsuits against Arbinet or any other Releasee with any governmental agency or court, and he has not assigned or transferred, or purported to assign or transfer, to any person or entity, any claim or any portion thereof or interest therein he has against Arbinet or any other Releasee.

6.           Wynne represents that at the end of the Transition Period he will return all Arbinet property he received, prepared or helped to prepare in connection with his employment or Transition Services, and all copies, duplicates, reproductions or excerpts thereof.

7.           Wynne agrees that he will not make any disparaging or defamatory comments about Arbinet or about any other Releasee, nor will he authorize, encourage or participate with anyone on his behalf to make such statements.  Arbinet agrees that its’ Officers will not make any disparaging or defamatory comments about Wynne, nor will it authorize, encourage or participate with anyone on its behalf to make such statements.

8.           Wynne agrees to keep the terms, amount and fact of this Agreement completely confidential, except as may be required by law or legal process, and except that he may reveal the terms of this Agreement to his immediate family and his legal, financial and tax advisors, provided that each such individual agrees not to reveal such information further.

9.           Subsequent to the Transition Period, Wynne agrees to cooperate reasonably with Arbinet (including its outside counsel) in connection with the contemplation, prosecution and defense of all phases of existing, past and future litigation, regulatory or administrative actions about which Arbinet believes Wynne may have knowledge or information.  Wynne further agrees to make himself reasonably available at mutually convenient times as reasonably deemed necessary by Arbinet’s counsel.  Arbinet shall not utilize this Paragraph 9 to require Wynne to make himself available to an extent that would unreasonably interfere with his employment responsibilities. Wynne agrees to appear without the necessity of a subpoena to testify truthfully in any legal proceedings in which Arbinet calls him as a witness.  Arbinet shall reimburse Wynne for any reasonable business travel expenses that he may incur on Arbinet’s behalf as a result of his cooperation services after receipt of appropriate documentation. Subsequent to the Transition Period, Arbinet agrees to reimburse Wynne at a rate of $350 per hour for time Arbinet requires Wynne to appear in person or telephonically for such services performed in cooperation with Arbinet absent a subpoena.

10.           Wynne acknowledges that the severance pay set forth in Paragraph 2(b), the grant of the Shares pursuant to Paragraph 2(c) and the continued vesting of Equity Awards pursuant to Paragraph 2(d) above exceeds the compensation or benefits which would otherwise be paid to him on termination of his employment.  Wynne further acknowledges and agrees that the severance pay set forth in Paragraph 2(b), the grant of the Shares pursuant to Paragraph 2(c) and the continued vesting of Equity Awards pursuant to Paragraph 2(d) above shall be in lieu of and discharge any obligations of Arbinet to him for any further compensation, severance benefits, or any other expectations of remuneration or benefit on his part, except: (i) for payment of the severance pay under Paragraph 2(a); (ii) for the payment of the salary which would otherwise be payable to Wynne under the Employment Letter from the date hereof through the Termination Date but which has not been paid as of the Termination Date, less applicable deductions and withholdings; (iii) for the payment of any accrued but unused vacation pay as of the Termination Date, less applicable deductions and withholdings; (iv) for the reimbursement of reasonable business expenses incurred by him prior to the Termination Date, to be paid in accordance with Arbinet’s policy for reimbursement of employee business expenses; and (v) to the extent that he qualifies for benefits under the terms of any employee benefit or stock option plan following termination of employment.

11.           Wynne represents and acknowledges that he has been given a period of twenty-one (21) days to consider this Agreement; has read this Agreement, understands the terms of the Agreement and has been given an opportunity to ask questions of Arbinet’s representatives; and has been advised to consult with an attorney prior to signing this Agreement.

12.           Wynne further represents that in signing this Agreement he does not rely, and has not relied, on any representation or statement not set forth in this Agreement made by any representative of Arbinet or any other Releasee with regard to the subject matter, basis or effect of this Agreement or otherwise.

13.           This Agreement is knowingly and voluntarily entered into by all Parties.

14.           For a period of seven (7) days after the date Wynne signs this Agreement, he has the right to revoke this Agreement by delivering written notice of revocation to Terry Wingfield, General Counsel, 120 Albany Street, Tower II, 4th Floor, New Brunswick, NJ 08901 prior to midnight Eastern Daylight Time on the seventh day following the date on which Wynne signs this Agreement.  The Agreement shall not be effective or enforceable, and Wynne shall not be entitled to any of the benefits hereunder, unless and until seven (7) days have elapsed from the date he signs this Agreement and he has not revoked the Agreement during that seven (7) day period (the “Effective Date”).

15.           This Agreement sets forth the entire agreement between the Parties and supersedes any and all prior agreements, understandings or arrangements between the Parties about the subject matter of this Agreement; provided, however, that the Parties hereby agree and acknowledge that (a) prior to the Termination Date and during the Transition Period (and for so long as Wynne continues to serve as an employee, officer, director, consultant or advisor to Arbinet), (i) Wynne shall be deemed an “Eligible Participant” under the terms of (A) Wynne’s Nonstatutory Stock Option Agreement dated October 17, 2006 (the “Stock Option Agreement”) under the 2004 Plan, (B) Wynne’s Restricted Stock Unit Award Agreement dated September 27, 2007 (the “2007 RSU Agreement”) under the 2004 Plan, (C) Wynne’s Restricted Stock Award Agreement dated February 20, 2008 (the “2008 Restricted Stock Agreement”) under the 2004 Plan, (D) Wynne’s Stock Appreciation Rights Agreement dated February 20, 2008 (the “2008 SARs Agreement”) under the 2004 Plan, (E) Wynne’s Restricted Stock Award Agreement dated February 18, 2009 (the “2009 Restricted Stock Agreement”) under the 2004 Plan, and (F) Wynne’s Stock Appreciation Rights Agreement dated February 18, 2009 (the “2009 SARs Agreement” and collectively with the Stock Option Agreement, the 2007 RSU Agreement, the 2008 Restricted Stock Agreement, the 2008 SARs Agreement, the 2009 Restricted Stock Agreement, and the September 2009 Restricted Stock Agreement, the “Equity Agreements” and the equity awards granted under the Equity Agreements shall hereinafter be referred to as the “Equity Awards”) under the 2004 Plan, (ii) the Equity Awards shall continue to vest in accordance with the terms in the applicable Equity Agreements and the 2004 Plan, (iii) Wynne shall have a right to exercise his vested Equity Awards by following the procedures in the applicable Equity Agreements and the 2004 Plan and (iv) any exercise of the Equity Awards after the Transition Period shall be subject to the terms of the applicable Equity Agreements and the 2004 Plan; (b) the restrictive covenants entered into by and between Wynne and Arbinet and the “Confidential Information” and “Non-Competition/Non-Solicitation” provisions contained in the Employment Letter shall remain in full force and effect; and (c) prior to the Termination Date, the definition of “cause” in the Employment Letter shall remain in full force and effect.

16.           This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to rules regarding conflicts of law.

17.           The provisions of this Agreement are severable, and if any part of it is found to be unenforceable, the other provisions shall remain fully valid and enforceable, provided, however, that if the release provided for in Paragraph 4 above (or any part thereof) is found to be invalid, the Parties shall negotiate a modification to such release to ensure the maximum enforceability permitted by law.

18.           This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

19.           Neither this Agreement nor any part of it may be modified, amended, changed or terminated orally, and any modification, amendment, or termination must be in writing signed by both Parties.  Any waiver of any term or provision of this Agreement must be in writing and signed by the Party granting the waiver.

20.           This Agreement shall be binding on Wynne and his heirs, administrators, representatives, executors and assigns and shall inure to the benefit of Arbinet, its parent companies, subsidiaries and affiliates and to all of their successors and assigns.

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IN WITNESS WHEREOF, each of the Parties hereunto has executed this Agreement on the date(s) indicated below.

ARBINET CORPORATION:		JOHN B. WYNNE, JR.:

By:	/s/ Shawn F. O’Donnell	/s/ John B. Wynne, Jr.
	Shawn F. O’Donnell	John B. Wynne, Jr.
President &
Chief Executive Officer

Date	September 1, 2009	Date	September 1, 2009